UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PowerShares DB Multi-Sector Commodity Trust – PowerShares DB Energy Fund

(Name of Issuer)

Common Shares

(Title of Class of Securities)

73936B101

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73936B101

1.	Names of Reporting Persons Rydex Holdings, LLC (formerly, Rydex Holdings, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 135,190 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 135,190 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,190 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 73936B101

1.	Names of Reporting Persons PADCO Advisors, Inc. (DBA Rydex Investments)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 135,190 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 135,190 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,190 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 73936B101

1.	Names of Reporting Persons Rydex Series Funds Managed Futures Strategy Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 135,190 shares

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 135,190 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,190 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 9.7%

12.	Type of Reporting Person (See Instructions) IV

Item 1.
	(a)	Name of Issuer PowerShares DB Energy Fund, a series of PowerShares DB Multi-Sector Commodity Trust (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices c/o DB Commodity Services LLC 60 Wall Street New York, New York 10005

Item 2.
(a)

Name of Person Filing
The names of the persons filing this statement on Schedule 13G are:

- Rydex Holdings, LLC – Parent holding company of PADCO Advisors, Inc. and Rydex Series Funds Managed Futures Strategy Fund.

*Effective January 18, 2008, Security Benefit Corporation and Security Benefit Life Insurance Company acquired Rydex Holdings, LLC (formerly, Rydex Holdings, Inc.) and its subsidiaries.  As a result, Rydex Holdings, LLC is now a wholly-owned subsidiary of Security Benefit Corporation.

- PADCO Advisors, Inc. – Investment adviser to Rydex Series Funds Managed Futures Strategy Fund (“PADCO I”)

- Rydex Series Funds Managed Futures Strategy Fund – A series of Rydex Series Funds (the “Managed Futures Strategy Fund”)

PADCO I has the power to vote and dispose of the securities held by the Managed Futures Strategy Fund.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Rydex Holdings, LLC, PADCO I, and the Managed Futures Strategy Fund is 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

(c)

Citizenship
Rydex Holdings, LLC is a Kansas limited liability company.
PADCO I is a Maryland corporation.
Rydex Series Funds is a Delaware statutory trust.  The Managed Futures Strategy Fund is a series of Rydex Series Funds.

	(d)	Title of Class of Securities Common Stock, no par value (“Common Stock”).
	(e)	CUSIP Number 73936B101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the Cover Pages.
(b) Percent of class: See Item 11 of the Cover Pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of the Cover Pages.
(ii) Shared power to vote or to direct the vote See Item 6 of the Cover Pages.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of the Cover Pages.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	May 23, 2008

RYDEX HOLDINGS, LLC

	By:	*
Carl G. Verboncoeur
President

		*By:	/s/Joanna Haigney
Joanna Haigney
Attorney-in-Fact, pursuant to the Power of Attorney filed herewith as Exhibit B.

PADCO Advisors, Inc.

	By:	/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

Rydex Series Funds Managed futures strategy Fund

	By:	/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of PowerShares DB Energy Fund, a series of PowerShares DB Multi-Sector Commodity Trust, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: May 23, 2008

RYDEX HOLDINGS, LLC

By:	*
Carl G. Verboncoeur
President

	*By:	/s/Joanna Haigney
Joanna Haigney
Attorney-in-Fact, pursuant to the Powers of Attorney filed herewith as Exhibit B.

PADCO Advisors, Inc.

By:	/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

Rydex Series Funds Managed futures strategy Fund

By:	/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

EXHIBIT B

POWER OF ATTORNEY

Carl G. Verboncoeur hereby appoints Joanna Haigney his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to sign for him and in his place and stead, in any and all capacities, including as President of Rydex Holdings, LLC, a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, and any amendments to such schedule filed pursuant to Rule 13d-2 under the Act, for the purpose of reporting joint beneficial ownership of securities acquired by Rydex Holdings, LLC, and to file such Schedule 13G, on an individual or joint basis, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do all and perform each and every act requisite and necessary to effect such filing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or substitutes, may lawfully do or cause to be done by virtue hereof.

Date:	May 23, 2008	/s/ Carl G. Verboncoeur
CARL G. VERBONCOEUR
PRESIDENT, RYDEX HOLDINGS, LLC